UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

SR Telecom Inc.
--------------------------------------------------------------------------------
(Name of Issuer)

Common Shares, No Par Value
--------------------------------------------------------------------------------
(Title of Class of Securities)

78464P208
---------------------------------------------------
(CUSIP Number)

Wendy Schnipper Clayton, Esq.
DDJ Capital Management, LLC
130 Turner Street
Building 3, Suite 600
Waltham, MA 02453
781-283-8500
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

December 15, 2006
--------------------------------------------------------------------------------
(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the
following box [   ].

(Continued on following pages)

(Page 1 of 29 Pages)




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ Capital Management, LLC
	04-3300754
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
        GROUP*
	SEE ITEM #5	(a) [ X]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Massachusetts

NUMBER OF	7	SOLE VOTING POWER
SHARES		**322,131,979
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		**322,131,979
PERSON WITH	10	SHARED DISPOSITIVE
POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
	**322,131,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
        (11)
         **40.61%
14	TYPE OF REPORTING PERSON *
        IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

** Assumes conversion of Convertible Term Loan (as defined herein) beneficially owned only by certain DDJ Affiliates (as defined herein), and no conversion of Convertible Term Loan by other holders of the Convertible Term Loan



1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	B IV Capital Partners, L.P.
	71-0882125
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
        GROUP*
	SEE ITEM #5	(a) [ X ]
	(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		**211,929,354
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		**211,929,354
PERSON WITH	10	SHARED DISPOSITIVE
POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
	**211,929,354
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
**27.33%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

** Assumes conversion of Convertible Term Loan (as defined herein) beneficially owned only by B IV Capital Partners, L.P, and no conversion of Convertible Term Loan by other holders of the Convertible Term Loan





1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	GP Capital IV, LLC
	04-3575350
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		**211,929,354
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		**211,929,354
PERSON WITH	10	SHARED DISPOSITIVE
POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	**211,929,354
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
**27.33%
14	TYPE OF REPORTING PERSON *
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

** Assumes conversion of Convertible Term Loan (as defined herein) beneficially owned only by B IV Capital Partners, L.P, and no conversion of Convertible Term Loan by other holders of the Convertible Term Loan




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	The October Fund, Limited Partnership
	04-3504882
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Massachusetts

NUMBER OF	7	SOLE VOTING POWER
SHARES		25,294,295
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		25,294,295
PERSON WITH	10	SHARED DISPOSITIVE
POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	25,294,295
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
3.45%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!





1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ October Fund Onshore Feeder, Limited Partnership
	20-2557823
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Massachusetts

NUMBER OF	7	SOLE VOTING POWER
SHARES		**3,549,435
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		**3,549,435
PERSON WITH	10	SHARED DISPOSITIVE
POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	**3,549,435
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
**0.48%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

** Assumes conversion of Convertible Term Loan (as defined herein) beneficially owned only by DDJ October Fund Onshore Feeder, Limited Partnership, and no conversion of Convertible Term Loan by other holders of the Convertible Term Loan




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	October OS Investment Sub 2006, Ltd.
	98-0499351
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Bermuda

NUMBER OF	7	SOLE VOTING POWER
SHARES		**2,621,660
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		**2,621,660
PERSON WITH	10	SHARED DISPOSITIVE
POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	**2,621,660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
**0.36%
14	TYPE OF REPORTING PERSON *
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

** Assumes conversion of Convertible Term Loan (as defined herein) beneficially owned only by October OS Investment Sub 2006, Ltd., and no conversion of Convertible Term Loan by other holders of the Convertible Term Loan




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ October Fund Offshore Feeder, L.P.
	98-00451975
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Bermuda

NUMBER OF	7	SOLE VOTING POWER
SHARES		**2,621,660
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		**2,621,660
PERSON WITH	10	SHARED DISPOSITIVE
POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	**2,621,660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
**0.36%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

** Assumes conversion of Convertible Term Loan (as defined herein) beneficially owned only by October OS Investment Sub 2006, Ltd., and no conversion of Convertible Term Loan by other holders of the Convertible Term Loan



1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	October G.P., LLC
	04-3504881
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		**31,465,389
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		**31,465,389
PERSON WITH	10	SHARED DISPOSITIVE
POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	**31,465,389
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
**4.25%
14	TYPE OF REPORTING PERSON *
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

** Assumes conversion of Convertible Term Loan (as defined herein) beneficially owned only by DDJ October Fund Onshore Feeder, Limited Partnership and October OS Investment Sub 2006, Ltd., and no conversion of Convertible Term Loan by other holders of the Convertible Term Loan




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ/Ontario OS Investment Sub 2006, Ltd.
	98-0508435
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X]
		(b) [   ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Bermuda

NUMBER OF	7	SOLE VOTING POWER
SHARES		**7,441,901
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		**7,441,901
PERSON WITH	10	SHARED DISPOSITIVE
POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	**7,441,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
**1.00%
14	TYPE OF REPORTING PERSON *
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

** Assumes conversion of Convertible Term Loan (as defined herein) beneficially owned only by DDJ/Ontario OS Investment Sub 2006, Ltd., and no conversion of Convertible Term Loan by other holders of the Convertible Term Loan




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ/Ontario Credit Opportunities Fund, L.P.
	98-0496623
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X]
		(b) [   ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Bermuda

NUMBER OF	7	SOLE VOTING POWER
SHARES		**7,441,901
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		**7,441,901
PERSON WITH	10	SHARED DISPOSITIVE
POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	**7,441,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
**1.00%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

** Assumes conversion of Convertible Term Loan (as defined herein) beneficially owned only by DDJ/Ontario OS Investment Sub 2006, Ltd., and no conversion of Convertible Term Loan by other holders of the Convertible Term Loan




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	GP DDJ/Ontario Credit Opportunities, L.P.
	98-0496663
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X]
		(b) [   ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Bermuda

NUMBER OF	7	SOLE VOTING POWER
SHARES		**7,441,901
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		**7,441,901
PERSON WITH	10	SHARED DISPOSITIVE
POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	**7,441,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
**1.00%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
** Assumes conversion of Convertible Term Loan (as defined herein) beneficially owned only by DDJ/Ontario OS Investment Sub 2006, Ltd., and no conversion of Convertible Term Loan by other holders of the Convertible Term Loan




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	GP Credit Opportunities, Ltd.
	04-3300754
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X]
		(b) [   ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Bermuda

NUMBER OF	7	SOLE VOTING POWER
SHARES		**7,441,901
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		**7,441,901
PERSON WITH	10	SHARED DISPOSITIVE
POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	**7,441,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
**1.00%
14	TYPE OF REPORTING PERSON *
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!
** Assumes conversion of Convertible Term Loan (as defined herein) beneficially owned only by DDJ/Ontario OS Investment Sub 2006, Ltd., and no conversion of Convertible Term Loan by other holders of the Convertible Term Loan




	This Amendment No. 2 to Schedule 13D ("Amendment No. 2")
should be read in conjunction with the Schedule 13D dated October 3, 2005 and the Amendment No. 1 to Schedule 13D dated February 2, 2006 (collectively, the "Schedule 13D") as filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a
Massachusetts limited liability company, and certain affiliates
(collectively, the "DDJ Affiliates").   This Amendment No. 2 amends the
Schedule 13D only with respect to those items below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D.

        This Amendment No. 2 and the Schedule 13D have been filed with the Securities and Exchange Commission by the Reporting Persons (as defined below) to report beneficial ownership of common shares, no par value (the "Shares") of SR Telecom Inc. (the "Issuer").

	This filing of Amendment No. 2 and the Schedule 13D is not, and should not be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

ITEM 1.	SECURITY AND ISSUER:

        Item 1 is deleted in its entirety and amended as set forth below.

	This Amendment No. 2 and Schedule 13D relate to the Shares.
The principal executive offices of the Issuer are located at 8150 Trans-Canada Hwy, Montreal, QC H4S 1M5a.

ITEM 2.	IDENTITY AND BACKGROUND:
        Item 2 is deleted in its entirety and amended as set forth below.

        This statement is being filed jointly by each of the following persons (collectively, the "Reporting Persons"): DDJ Capital Management, LLC, a Massachusetts limited liability company ("DDJ"); B IV Capital Partners, L.P., a Delaware limited partnership ("B IV"); GP Capital IV, LLC, a Delaware limited liability company ("GP IV"; The October Fund, Limited Partnership, a Massachusetts limited partnership ("October Fund"); October G.P., LLC, a Delaware limited liability company ("October GP"); DDJ October Fund Onshore Feeder, Limited Partnership, a Massachusetts limited partnership ("October Onshore"); DDJ October Fund Offshore Feeder, L.P., a Bermuda limited partnership ("October Offshore"); October OS Investment Sub 2006, Ltd., a Bermuda limited liability company ("October OS"); DDJ/Ontario OS Investment Sub 2006, Ltd., a Bermuda limited liability company ("Ontario OS"); DDJ/Ontario Credit Opportunities Fund, L.P., a Bermuda limited partnership ("DDJ/Ontario Fund"); GP DDJ/Ontario Credit Opportunities, L.P., a Bermuda limited partnership ("GP DDJ/Ontario"); and GP Credit Opportunities, Ltd., a Bermuda limited liability company ("GP Credit Opportunities").

        GP IV is the general partner of, and DDJ is the investment manager for, B IV, an investment fund managed by DDJ.

        October GP is the general partner of, and DDJ is the investment manager for, each of October Fund, October Onshore, and October
Offshore. DDJ is also the investment manager for October OS. October Onshore serves as the domestic feeder fund for October Fund, an investment fund managed by DDJ. October OS is a wholly-owned subsidiary of October Offshore, which serves as the offshore feeder fund for October Fund.

        DDJ is the investment manager for each of Ontario OS and DDJ/Ontario Fund. Ontario OS is a wholly-owned subsidiary
DDJ/Ontario Fund. GP DDJ/Ontario is the general partner of DDJ/Ontario Fund. GP Credit Opportunities is the general partner of GP DDJ/Ontario.

          DDJ is also the investment manager for two separate accounts on behalf of an institutional investor (collectively, the "Accounts"), and an investment adviser to DDJ High Yield Fund (formerly known as DDJ
Canadian High Yield Fund), a closed-end investment trust established under the laws of the Province of Ontario, Canada ("DDJ Canadian").
B IV, GP IV, October Fund, October GP, October Onshore, October
Offshore, October OS, Ontario OS, DDJ/Ontario Fund, GP DDJ/Ontario, and GP Credit Opportunities, together with the Accounts and DDJ
Canadian, shall be referred to herein as the DDJ Affiliates.

	The Shares described herein are either presently held by the DDJ Affiliates or are otherwise issuable by the Issuer upon conversion of the Convertible Term Loan (as defined below). Each of B IV, October
Onshore, October OS, Ontario OS, and the Accounts have purchased a portion of the Convertible Term Loan, as more fully described in Item 3. The principal office of each of the Reporting Persons is located at 130 Turner Street, Building 3, Suite 600, Waltham, MA 02453.

        The name, residence, or business address, principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons is set forth on Annex A hereto.

        Within the past five years, none of the Reporting Persons named in this Item 2 or, to the best of their knowledge, the persons listed on Annex A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.


ITEM 3. 	SOURCES AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION:

Item 3 is amended by adding the following paragraph.

	On December 7, 2006, the Issuer entered into an eighth amendment (the "Amendment") to its Credit Agreement dated as of May 19, 2005 by and between the Issuer, BNY Trust Company of Canada, as Administrative Agent and Collateral Agent, and certain lenders, including certain of the aforementioned DDJ Affiliates, party thereto from time to time (the "Lenders"). Pursuant to the Amendment, certain of the Lenders provided the Issuer with a convertible term loan (the "Convertible Term Loan") in the aggregate principal amount of CDN$20,000,000 (the "Loan Transaction"). The maturity date of the Convertible Term Loan is December 16, 2011. The Convertible Term Loan is convertible into
Shares at the option of the holder at a conversion price equal to $.17 per Share. This summary of the Amendment is qualified in its entirety by the full terms and conditions of the Amendment, which is filed as an exhibit to the Form 6-K filed by the Company with the SEC on December 13, 2006, and is incorporated herein by reference.

        In connection with the Loan Transaction and pursuant to the Amendment, B IV agreed to purchase CDN$7,163,828.15 principal amount of the Convertible Term Loan; October Onshore agreed to purchase CDN$603,403.88 principal amount of the Convertible Term Loan; October OS agreed to purchase CDN$445,682.18 principal amount of the Convertible Term Loan; Ontario OS agreed to purchase CDN$1,265,123.20 principal amount of the Convertible Term Loan; and the Accounts agreed to purchase CDN$300,827.55 principal amount and CDN$386,226.90 principal amount of the Convertible Term Loan, respectively.

        On December 15, 2006, the conditions precedent to the Loan Transaction were satisfied and the Loan Transaction closed. Prior to the closing of the Loan Transaction, DDJ and the DDJ Affiliates in the aggregate may be deemed to have beneficially owned 262,337,317 Shares. More specifically, prior to the closing of the Loan Transaction, B IV may be deemed to have been the beneficial owner of 169,789,188 Shares;
October Fund may be deemed to have been the beneficial owner of 25,294,295 Shares; the Accounts may be deemed to have been the beneficial owner of 6,802,332 and 5,565,545 Shares, respectively; and DDJ Canadian may be deemed to have been the beneficial owner of 54,885,961 Shares.

        Subsequent to the closing of the Loan Transaction, because the Convertible Term Loan may be converted into Shares within 60 days of the date of the Amendment No. 2, as of the date hereof, DDJ and the DDJ Affiliates in the aggregate may be deemed the beneficial owner of 322,131,979 Shares (inclusive of 59,794,658 Shares issuable upon conversion of CDN$10,165,091.86 principal amount of the Convertible
Term Loan held in the aggregate by all DDJ Affiliates). More specifically, B IV may be deemed the beneficial owner of 211,929,354 Shares
(inclusive of 42,140,166 Shares issuable upon conversion of $7,163,828.15 principal amount of the Convertible Term Loan); October
Fund may be deemed the beneficial owner of 25,294,295 Shares; October Onshore may be deemed the beneficial owner of 3,549,435 Shares
(inclusive of 3,549,435 Shares issuable upon conversion of $603,403.88 principal amount of the Convertible Term Loan); October OS may be deemed the beneficial owner of 2,621,660 Shares (inclusive of 2,621,660 Shares issuable upon conversion of $445,682.18 principal amount of the Convertible Term Loan); Ontario OS may be deemed the beneficial owner of 7,441,901 Shares (inclusive of 7,441,901 Shares issuable upon conversion of $1,265,123.20 principal amount of the Convertible Term
Loan); the Accounts may be deemed the beneficial owner of 8,571,906 and 7,837,468 Shares, respectively (inclusive of 1,769,574 Shares and 2,271,923 Shares issuable upon conversion of $300,827.55 principal amount and $386,226.90 principal amount of the Convertible Term Loan, respectively); and DDJ Canadian may be deemed the beneficial owner of 54,885,961 Shares.

ITEM 4.	PURPOSE OF TRANSACTION:

	The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

	The Convertible Term Loan, which is convertible into Shares, was acquired by the DDJ Affiliates. DDJ, as investment manager and/or adviser, may cause any of the DDJ Affiliates to purchase an additional amount of the Convertible Term Loan and/or an additional number of Shares, subject to a number of factors, including, among others, the availability of the Convertible Term Loan and/or Shares for sale at what DDJ considers to be reasonable prices, other investment opportunities that may be available to the DDJ Affiliates, and applicable securities laws.

	DDJ and the DDJ Affiliates intend to review continuously the respective equity position of B IV, October Fund, October Onshore,
October OS, Ontario OS, the Accounts and DDJ Canadian in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, DDJ and the DDJ Affiliates may determine to increase or decrease the equity interest in the Issuer by acquiring additional amounts of the Convertible Term Loan and/or Shares, or by disposing of all or a portion of the Convertible Term Loan and/or Shares held by the DDJ Affiliates.

	None of DDJ or the DDJ Affiliates has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets of or involving the Issuer or any of its subsidiaries, (ii) any change in the Issuer's present Board of Directors or management, (iii) any material changes in the Issuer's present capitalization or dividend policy or any other material change in the Issuer's business or corporate structure, (iv) any change in the Issuer's charter or bylaws, (v) the Issuer's Shares becoming eligible for termination of their registration pursuant to Section 12(g)(4) of the 1934 Act, or (vi) any similar action.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER:

        According to information contained in the Issuer's report on Form 6-K filed with the Securities and Exchange Commission on December 8, 2006, the number of Shares outstanding was 733,393,060 as of the close of business on September 30, 2006.

        Paragraph (a) in Item 5 is deleted in its entirety and amended as set forth below.

	(a)	B IV beneficially owns, and GP IV, and DDJ beneficially
own, as general partner and investment manager, respectively, of B IV, 211,929,354 Shares, or approximately 27.33% of the outstanding Shares of the Issuer. Such amount and percentage assumes conversion of $7,163,828.15 principal amount of Convertible Term Loan into 42,140,166 Shares.

        October Fund beneficially owns 25,294,295 Shares, or
approximately 3.45% of the outstanding Shares of the Issuer.   October
Onshore beneficially owns 3,549,435 Shares, or approximately .48% of the outstanding Shares of the Issuer. Such amount and percentage assumes conversion of $603,403.88 principal amount of Convertible Term Loan into 3,549,435 Shares. October OS beneficially owns 2,621,660 Shares, or approximately .36% of the outstanding Shares of the Issuer. Such amount and percentage assumes conversion of $445,682.18 principal amount of Convertible Term Loan into 2,621,660 Shares. October
Offshore beneficially owns 2,621,660 Shares, or approximately .36% of the outstanding Shares of the Issuer. Such amount and percentage assumes conversion of $445,682.18 principal amount of Convertible Term Loan held by October OS into 2,621,660 Shares. October GP and DDJ beneficially own, as general partner and investment manager, respectively, of October Fund, October Onshore, October OS and October Offshore, 31,465,389 Shares, or approximately 4.25% of the outstanding Shares of the Issuer. Such amount and percentage assumes conversion of $603,403.88 principal amount and $445,682.18 principal amount of Convertible Term Loan held by October Onshore and October OS, respectively, into 6,171,095 Shares in the aggregate.

        Ontario OS beneficially owns 7,441,901 Shares, or approximately 1.00% of the outstanding Shares of the Issuer. DDJ/Ontario Fund, as parent of Ontario OS, beneficially owns 7,441,901 Shares, or approximately 1.00% of the outstanding Shares of the Issuer. GP DDJ/Ontario, GP Credit Opportunities and DDJ, as general partner of DDJ/Ontario Fund, general partner of GP DDJ/Ontario, and investment manager of Ontario OS and DDJ/Ontario Fund, respectively, beneficially own 7,441,901 Shares, or approximately 1.00% of the outstanding Shares of the Issuer. Such amounts and percentages assume conversion of $1,265,123.20 principal amount of Convertible Term Loan into 7,441,901 Shares.

        DDJ, as investment manager to B IV, October Fund, October Onshore, October OS, Ontario OS and the Accounts, and as investment adviser to DDJ Canadian, may be deemed to beneficially own 322,131,979 Shares, or approximately 40.61% of the outstanding Shares of the Issuer. Such amount and percentage assumes conversion of CDN$10,165,091.86 principal amount of Convertible Term Loan into 59,794,658 Shares.

ITEM 6.	CONTRACTS, ARRANGEMENTS,
UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER

	Item 6 is amended by deleting the section entitled "Common Stock Registration Rights Agreement" and replacing it with the following:
Common Shares Registration Rights Agreement
	The DDJ Affiliates are party to an amended and restated registration rights agreement dated as of December 15, 2006, pursuant to which the Issuer granted certain Purchasers, including the DDJ Affiliates, registration rights in the United States (the "Common Shares Registration Rights Agreement"). Pursuant to the Common Shares Registration Rights Agreement, the DDJ Affiliates will have the right to make two demand registrations on Form F-1, provided that the reasonably anticipated gross proceeds to be raised (before any underwriting discounts and commissions) equal or exceed US$2,000,000, and unlimited demand registrations on Form F-3 (or similar short form registration forms), provided that with respect to registrations on Form F-3 (or similar short form registration forms), the reasonably anticipated aggregate gross proceeds to be raised (before any underwriting discounts and commissions) would be equal to or exceed US$1,000,000. This summary of the Common Shares Registration Rights Agreement is qualified in its entirety by the full terms and conditions of the Common Shares
Registration Rights Agreement, which is filed as an exhibit to the Form 6-
K filed by the Company with the SEC on or about the date hereof, and is incorporated herein by reference.
	In addition, pursuant to an amended and restated registration rights agreement dated as of December 15, 2006, the DDJ Affiliates were granted registration rights in Canada for the Shares if DDJ is considered a "control person" for the purposes of Canadian securities legislation. This summary of the amended and restated registration rights agreement is qualified in its entirety by the full terms and conditions of such agreement, which is filed as an exhibit to the Form 6-K filed by the Company with the SEC on or about the date hereof, and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS:

	The Exhibit Index is incorporated herein by reference.



Signature:
========

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC

By:	/s/ David J. Breazzano
	David J. Breazzano
	Member



B IV CAPITAL PARTNERS, L.P.
By:  GP Capital IV, LLC, its General Partner
By:  DDJ Capital Management, LLC, Manager

By:	/s/ David J. Breazzano
	David J. Breazzano
	Member



GP CAPITAL IV, LLC
By:  DDJ Capital Management, LLC, Manager

By:	/s/ David J. Breazzano
	David J. Breazzano
	Member




THE OCTOBER FUND, LIMITED PARTNERSHIP

By:  October G.P., LLC, its General Partner
By:  DDJ Capital Management, LLC, Manager

By:	/s/ David J. Breazzano
	David J. Breazzano
	Member

OCTOBER G.P., LLC

By:  DDJ Capital Management, LLC, Manager

By:	/s/ David J. Breazzano
	David J. Breazzano
	Member

DDJ OCTOBER FUND ONSHORE FEEDER, LIMITED
PARTNERSHIP

By:  October G.P., LLC, its General Partner
By:  DDJ Capital Management, LLC, Manager

By:	/s/ David J. Breazzano
	David J. Breazzano
	Member

DDJ OCTOBER FUND OFFSHORE FEEDER, L.P.

By:  October G.P., LLC, its General Partner
By:  DDJ Capital Management, LLC, Manager

By:	/s/ David J. Breazzano
	David J. Breazzano
	Member

OCTOBER OS INVESTMENT SUB 2006, LTD.

By:  DDJ Capital Management, LLC, in its capacity
	as investment manager

By:	/s/ David J. Breazzano
	David J. Breazzano
	Member


DDJ/ONTARIO OS INVESTMENT SUB 2006, LTD.

By:  DDJ Capital Management, LLC, in its capacity
	as investment manager

By:	/s/ David J. Breazzano
	David J. Breazzano
	Member

DDJ/ONTARIO CREDIT OPPORTUNITIES FUND, L.P.

By:  GP DDJ/Ontario Credit Opportunities Fund, L.P.,
        its General Partner
By:  GP Credit Opportunities, Ltd., its General Partner

By:	/s/ David J. Breazzano
	David J. Breazzano
	Director


GP DDJ/ONTARIO CREDIT OPPORTUNITIES FUND, L.P.,

By:  GP Credit Opportunities, Ltd., its General Partner

By:	/s/ David J. Breazzano
	David J. Breazzano
	Director


GP CREDIT OPPORTUNITIES, LTD.

By:	/s/ David J. Breazzano
	David J. Breazzano
	Director




ANNEX A
===========

	The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each director of the DDJ Affiliates are set forth below. The business address of each person and the address of the corporation or organization in which such employment is conducted is 130 Turner Street, Building 3, Suite 600, Waltham, MA 02453. Mr. Breazzano and Ms. Mencher are U.S. citizens.

NAME	PRINCIPAL OCCUPATION OR
EMPLOYMENT
====================================================

David J. Breazzano	Principal of DDJ Capital Management, LLC,
and other activities acting on behalf of the DDJ
Affiliates

Judy K. Mencher	Principal of DDJ Capital Management, LLC,
and other activities acting on behalf of the DDJ
Affiliates


EXHIBIT INDEX

The Exhibit Index is amended and restated so as to include the following documents.

1. Joint Filing Agreement, dated as of December 21, 2006, by and among DDJ Capital Management, LLC, B IV Capital Partners, L.P., G.P. Capital IV, LLC, The October Fund, Limited Partnership, October G.P., LLC,
DDJ October Fund Onshore Feeder, Limited Partnership, DDJ October
Fund Offshore Feeder, Limited Partnership, October OS Investment Sub 2006, Ltd., DDJ/Ontario OS Investment Sub 2006, Ltd., DDJ/Ontario Credit Opportunities Fund, L.P., GP DDJ/Ontario Credit Opportunities, L.P., and GP Credit Opportunities, Ltd.

2. Eighth Amendment to Credit Agreement dated as of December 7, 2006 between SR Telecom Inc., as borrower, BNY Trust Company of Canada as Agent, and certain lenders party thereto (incorporated by reference to Exhibit 99.1 to the Issuer's Form 6-K filed on December 13, 2006)

3. Amended and Restated Canadian Registration Rights Agreement dated as of December 15, 2006 between SR Telecom Inc. and DDJ Capital
Management, LLC (incorporated by reference to Exhibit 99.2 to the Issuer's Form 6-K filed on December 19, 2006).

4. U.S. Amended and Restated Registration Rights Agreement dated as of December 15, 2006 among SR Telecom Inc. and the holders specified therein (incorporated by reference to Exhibit 99.3 to the Issuer's Form 6-K filed on December 19, 2006).



JOINT FILING AGREEMENT

The undersigned hereby agree that statements on Schedules 13G and 13D and Forms 3, 4 and 5 with respect to the Shares of SR Telecom Inc. and any amendments thereto signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) promulgated under the Securities
Exchange Act of 1934, as amended. The undersigned hereby further agree that this Joint Filing Agreement may be included as an exhibit to such statements or amendments. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
                                      Dated as of:  December 21, 2006

                                      DDJ Capital Management, LLC

                                      By:  /s/ David J. Breazzano
                                      David J. Breazzano
                                      Member


                                      B IV Capital Partners, L.P.

By:  GP Capital IV, LLC, its General
Partner

By:  DDJ Capital Management, LLC,
Manager

                                      By:  /s/ David J. Breazzano
                                      David J. Breazzano
                                      Member


                                      GP Capital IV, LLC

By:  DDJ Capital Management, LLC,
Manager

                                      By:  /s/ David J. Breazzano
                                      David J. Breazzano
                                      Member


The October Fund, Limited
Partnership

By:  October G.P., LLC, its General
Partner

By:  DDJ Capital Management, LLC,
Manager

                                      By:  /s/ David J. Breazzano
                                      	David J. Breazzano
        Member


October G.P., LLC

By:  DDJ Capital Management, LLC,
Manager

                                      By:  /s/ David J. Breazzano
                                      	David J. Breazzano
        Member


DDJ October Fund Onshore Feeder,
Limited Partnership

By:  October G.P., LLC, its General
Partner

By:  DDJ Capital Management, LLC,
Manager

                                      By:  /s/ David J. Breazzano
	David J. Breazzano
	Member




DDJ October Fund Offshore Feeder,
L.P.

By:  October G.P., LLC, its General
Partner

By:  DDJ Capital Management, LLC,
Manager

                                      By:  /s/ David J. Breazzano
	David J. Breazzano
	Member


October OS Investment Sub 2006,
Ltd.

By:  DDJ Capital Management, LLC,
in its capacity as investment manager


                                      By:  /s/ David J. Breazzano
	David J. Breazzano
	Member




DDJ/Ontario OS Investment Sub
2006, Ltd.

By:  DDJ Capital Management, LLC,
in its capacity as investment manager

                                      By:  /s/ David J. Breazzano
	David J. Breazzano
	Member


DDJ/Ontario Credit Opportunities
Fund, L.P.

By:  GP DDJ/Ontario Credit
Opportunities Fund, L.P., its General
Partner

By:  GP Credit Opportunities, Ltd.,
its General Partner

                                      By:  /s/ David J. Breazzano
	David J. Breazzano
	Director


GP DDJ/Ontario Credit
Opportunities Fund, L.P., its General
Partner

By:  GP Credit Opportunities, Ltd.,
its General Partner

                                      By:  /s/ David J. Breazzano
	David J. Breazzano
	Director


GP Credit Opportunities, Ltd.

                                      By:  /s/ David J. Breazzano
	David J. Breazzano
	Director

SCHEDULE 13D
CUSIP NO. 78464P208	PAGE 29 OF 29 PAGES